EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the quarter ended December 31, 2011 and year ended September 30, 2011:

	Quarter Ended December 31, 2011	Year Ended September 30, 2011
(Dollars in millions)
Net income attributable to Johnson Controls, Inc.	$410	$1,624
Provision for income taxes	104	370
Income attributable to noncontrolling interests	35	117
Income from equity affiliates	(120)	(298)
Distributed income of equity affiliates	18	194
Amortization of previously capitalized interest	2	10
Fixed charges less capitalized interest	87	331

Earnings	$536	$2,348

Fixed charges:
Interest incurred and amortization of debt expense	$65	$224
Estimated portion of interest in rent expense	36	141

Fixed charges	$101	$365
Less: Interest capitalized during the period	(14)	(34)

Fixed charges less capitalized interest	$87	$331

Ratio of earnings to fixed charges	5.3	6.4

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.